Exhibit 99.3

PHENIXFIN COMPENSATION CLAWBACK POLICY AND PROCEDURES

I.	INTRODUCTION

On June 9, 2023, the Securities and Exchange Commission (“SEC”) approved new listing standards that were proposed by the New York Stock Exchange (“NYSE”) and The Nasdaq Stock Market (“Nasdaq”). The new listing standards require listed companies to adopt and comply with a written policy providing for the recovery, in the event of a required accounting restatement, of incentive-based compensation received by current or former executive officers where that compensation is based on erroneously reported financial information (a “Recovery Policy”). The listing standards are effective on October 2, 2023 (the “Effective Date”) and companies have until December 1, 2023 to adopt their Recovery Policies. The Recovery Policies apply to erroneously awarded incentive-based compensation received (as defined in the listing standards) after the Effective Date. This Policy has been adopted by PhenixFIN Corporation (the “Company”) to meet the foregoing listing standards requiring the adoption of a Recovery Policy.

The Listing Standards are required by new Rule 10D-1, as adopted on October 26, 2022, pursuant to the requirements of Section 10D of the Securities Exchange Act of 1934 (added by Section 954 of the Dodd-Frank Act). Rule 10D-1 requires public companies to implement policies to recover or claw back erroneously awarded incentive-based compensation from current and former executive officers in the event of an accounting restatement, regardless of executive officer fault.

In addition to requiring the adoption of a written compensation recovery policy that meets the requirements of Rule 10D-1, the NYSE and Nasdaq Listing Standards require listed companies to meet related SEC regulatory requirements to:

•	File their clawback policies as exhibits to their annual reports (pursuant to Item 601(b)(97) of Regulation S-K);
•	Indicate by check box on the cover of their applicable SEC annual report form whether the financial statements included in the filing reflect correction of an error to previously issued financial statements and whether any of those error corrections are restatements that required analysis under the clawback policy; and
•	Disclose any actions taken pursuant to the clawback policy (such as the adoption of a new policy in accordance with SEC rules) (pursuant to Item 402(w) of Regulation S-K).

Listed companies may not indemnify any executive officer (or former executive officer) against loss of erroneously awarded compensation under the clawback policy, including a prohibition on companies paying for or reimbursing for the cost of any third-party insurance policy intended to fund potential recovery obligations or modifying current compensation arrangements or taking other actions that would amount to de facto indemnification.

II.	DEFINITIONS

Executive Officer: The Company’s president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice president in charge of a principal business unit, division or function (such as sale, administration or finance) or any other officer or person who performs a “policy-making” function for the company.

Financial Reporting Measures: Measures that are determined and presented in accordance with the accounting principles used in preparing the company’s financial statements, and any measure that is derived wholly or in part from such measures. Financial reporting measures also include stock price and total shareholder return (“TSR”).

Incentive-based Compensation: Any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For Incentive-based Compensation based on stock price or TSR, the amount to be clawed back must be based on a reasonable estimate of the effect of the accounting restatement on the stock price or TSR upon which the Incentive-based Compensation was received. The Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq. Compensation that is entirely discretionary would not be “Incentive-based Compensation” for these purposes. As a result, the Company’s only current Incentive-based Compensation in effect is the 2022 Long-Term Cash Incentive Plan adopted on May 9, 2022. (The Company’s current short-term bonus plan is discretionary and thus falls outside of this Policy.)

Restatement Date: The date the Company’s Audit Committee concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement; or the date a court, regulator or other legally authorized body directs the Company to prepare an accounting restatement.

Recovery Amount: The gross (not after-tax) amount of Incentive-based Compensation that otherwise would have been received had it been determined based on the restated amounts.

Compensation Date: The date the Financial Reporting Measure specified in the compensation award is attained, even if the payment or grant of the compensation occurs after the end of that period.

III.	Policy

The Company will recover reasonably promptly the Recovery Amount of erroneously awarded Incentive-based Compensation awarded to an Executive Officer in the event that the Company is required to prepare an accounting restatement due to the material noncompliance by the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

This Policy applies to all Incentive-based Compensation received by an Executive Officer on the Compensation Date:

•	After beginning service as an Executive Officer;
•	Who served as an Executive Officer at any time during the performance period for that Incentive-based Compensation;
•	While the Company has a class of securities listed on a national securities exchange or a national securities association; and
•	During the three completed fiscal years immediately preceding the date that the issuer is required to prepare an accounting restatement section.

In addition, the Policy applies to any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years. A transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months is deemed a completed fiscal year.

The Policy will be implemented reasonably promptly after the Restatement Date except to the extent that the Company’s Compensation Committee has made a determination that recovery would be impracticable because:

•	The direct expense paid to a third party to assist in enforcing the policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on expense of enforcement, the Company will make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover, and provide that documentation to Nasdaq;
•	Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on violation of home country law, the Company will obtain an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation, and will provide such opinion to Nasdaq; or
•	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

IV.	Procedures

The Audit Committee will approve this policy prior to December 1, 2023 and review any previously approved incentive compensation plans or employment agreements for any conflicts with this policy. In the event of an accounting restatement the Audit Committee will ensure that on the check box on the cover of the Company’s annual report form indicates whether the financial statements included in the filing reflect correction of an error to previously issued financial statements and whether any of those error corrections are restatements that required analysis under this Policy. The Audit Committee will also ensure appropriate disclosures are made with respect to any actions taken pursuant to the clawback policy as a result of the restatement.

The Company’s CFO will ensure that this Policy is properly filed as an exhibit to the annual reports.